July 31, 2007

Danny Yakoel, President
Tradings.Net, Inc.
1350 Broadway, Suite 1004
New York, New York 10018

      RE: **Tradings.Net, Inc.**
            Amendment No. 1 to Offering Statement
            on Form 1-A
            Filed June 29, 2007
            File No. 24-10180

Dear Mr. Yakoel:

We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Part I. Notification

1. In Item 1(e), please name the individuals considered the beneficial owners of the securities held of record by the entities listed in 1(d). Also, provide this information in the offering circular under Item 10.

2. Please amend Item 4(b) to indicate the exemption from registration relied upon in New York and New Jersey.

Part II. Offering Circular

General

3. Throughout the offering circular, you refer to the offering as being registered with the Commission or you refer to the registration statement. Please correct all of these references.

Item 2. Distribution Spread

4. Please revise to provide all of the information required by Item 2. of Offering Circular Model B to the Form 1-A.

Risk Factors, page 5

5. The heading to the risk factor "This offering is being made on a best efforts, no minimum basis . . . ." does not appear correct. Please revise or advise.

Plan of Distribution

The Offering, page 7

6. Please define the term, "good funds" as used in the third paragraph.

7. The information under "Blue Sky Restrictions on Resale" does not appear correct as the issuer will not become a reporting company upon qualification of the offering statement. Further, as noted above, the offering is not made under a registration statement. Please revise.

Item 6. Description of Business

Product Sourcing and Distribution, page 11

8. We note that you have no agreements with the warehouses. Please add a risk factor if this represents a material risk, or advise.

Management's Discussion and Analysis

Liquidity and Capital Resources, page 13

9. Please refer to prior comment 13. Please expand your discussion of liquidity and capital resources to address the how the company plans to fund repayment of the notes payable due August 15, and November 15, 2007.

10. In the initial paragraph, please identify the two parties referred to in line 3 thereof.

11. Please file the notes as exhibits to the offering statement as required by the Form 1-A.

12. The second paragraph should be expanded to disclose the current amount of funds available under the bank lines of credit, as well as all of the principal terms of the lines. Also, please file the lines of credits as exhibits.

13. Define the term "hard order" as it is used in paragraph three.

Results of Operations

Years Ended December 31, 2006…, page 14

14. Expand the second paragraph to provide some detail with respect to "some large orders". What was the dollar amount? Were these sales made to repeat customers?

Item 7. Description of Property

Facilities, page 17

15. Please clarify whether the $6500 paid for rent is a monthly or annual amount, provide the square footage or the approximate dimensions of the space rented, and insure that all of the material provisions of the lease agreement are addressed here.

Item 9. Remuneration of Directors and Officers, page 18

16. Please provide disclosure based on Item 9 of Offering Circular Model B. This information should be presented for each of the three highest paid persons and for all officers and directors, as a group.

Item 11. Interest of Management and Others…, page 20

> 17. Please update to show the current balance outstanding to each of the three individuals listed. Also, please indicate when the company plans to repay these loans.

> 18. If the company plans to repay these loans with some of the proceeds from this offering, please make this clear. In this regard, we note the category "Pay down of short term debt" in the "Use of Proceeds" table on page 9.

Financial Statements, page 25

> 19. The financial statements and related disclosures of the issuer should be updated to date that is within 6 months prior to qualification of the offering statement, as required by Part F/S of Form 1-A. Please revise.

Closing Comments

As appropriate, please amend your offering statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provide any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please allow adequate time after the filing of any amendment for further review before submitting a request for qualification. Please provide this request at least two business days in advance of the requested qualification date.

Please contact Maureen Bauer at (202) 551-3237 with any questions regarding accounting issues and you may contact Janice McGuirk at (202) 551-3395 with any other questions.

Sincerely,

John Reynolds
Assistant Director

cc: Yoel Goldfeder, Esq.
      (212) 930-9725 via fax